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APPROXIMATE LOCATION

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Craft Beer
Charlie Foxtrot Brewing

Brewery

North Port, FL
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THE PITCH
Charlie Foxtrot Brewing is seeking investment to open the first brewery in North Port, FL.
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $60,000 invested.
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VETERAN OWNED AND VETERAN PROUD

Our mission is to create community through craft beer. Helping transitioning veterans regain their sense of brotherhood within the local community.

Charlie Foxtrot Brewing (CFB) will offer the local community a place where they can gather together to enjoy quality beer and entertainment.
CFB is dedicated to providing a gathering place where bonds of friendship can turn into brotherhood. Our focus being on helping transitioning veterans regain their sense of brotherhood allows us to stand out above the rest.
The city of North Port has a population of approximately 73,000, of which 6,300 are veterans.
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OUR STORY

Charlie Foxtrot Brewing was founded by two United States Army Veterans who have a love for beer and a desire to continue serving. During our transition out of the Army, we found ourselves dealing with the same thing many veterans do. We struggled with the loss of our sense of community, that sense of brotherhood that we always had around us. So, we decided to do something to help build a new sense of community, as well as help other veterans do the same. That's when Charlie Foxtrot Brewing was created. We believe that by bringing veterans together through craft beer and helping rebuild that sense of community, we can then help reduce the stress for soldiers transitioning back to civilian life. Charlie Foxtrot Brewing will continue looking for opportunities within the local community, so they can grow together.

Partnered with The 22 Project in Delray, Florida.
Owners are Combat Veterans who recently transitioned into civilian life.
Florida Veterans Incubator helped us raise initial prototype funds through business pitch competitions.
PRESS
Veterans seek to open Charlie Foxtrot Brewing as first brewery in North Port

Nicolas York and Timothy Price want to build community and help fund a nonprofit to reduce the risk of depression and suicide for returning veterans.

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THE TEAM

Nicolas York
Co-Owner, Business Operations

Nicolas served as a Staff Sergeant in the US Army as an Infantryman and as a Counterintelligence Special Agent. After the Army, he studied Business Management and Entrepreneurship at Florida Gulf Coast University. During that time, Nicolas worked as a food and beverage manager for a property with two restaurants and bars on property with a hotel. The main restaurant and bar he managed completed over $3 million in sales in 2019. In July of 2020, he transitioned into a corporate setting working as a Nutritional Supervisor for a rehabilitation hospital. He brings experience from the Army, private, and corporate sectors. Nicolas has extensive experience in business relations, liaison, networking, and collaborations - already working with several local small businesses in the area as well as the local VFW's and American Legions.

Timothy Price
Co-Owner, Head Brewer

Timothy spent 10 years in the military as a Medic, 4 years active duty Army and 6 years Army reserve. He met the other Cofounder of Charlie Foxtrot, Nicolas York, in Afghanistan in 2012. Timothy completed a Brewing program at Blue Ridge community college and interned at Guidon brewing (another Veteran owned brewery in Hendersonville, NC) to get hands-on experience at a brewery that was just opening. Timothy has been brewing for 5 years, developing new recipes and adjusting them to make the beer as great-tasting as possible.

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Data Room

Intended Use of Funds

Target Raise	Maximum Raise
Space build out $20,000	
Equipment $30,000	
Working Capital $6,400	
Mainvest Compensation $3,600	
Total $60,000	

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,356,480	$1,437,869	$1,524,141	$1,600,348	$1,680,365
Cost of Goods Sold	$307,210	$325,642	$345,180	$362,438	$380,559
Gross Profit	$1,049,270	$1,112,227	$1,178,961	$1,237,910	$1,299,806

EXPENSES

Rent	$75,000	$75,000	$75,000	$75,000	$75,000
Utilities	$150,048	$153,799	$157,643	$161,584	$165,623
Salaries	$261,440	$277,126	$293,753	$308,440	$323,861
Insurance	$1,680	$1,722	$1,765	$1,809	$1,854
Employee Related Expenses	$52,288	$53,595	$54,934	$56,307	$57,714
Marketing	$40,694	$41,711	$42,753	$43,821	$44,916
Property Tax	$18,000	$18,450	$18,911	$19,383	$19,867
Furnishings	$15,000	$0	$0	$0	$0
Operating Profit	$435,120	$490,824	$534,202	$571,566	$610,971

This information is provided by Charlie Foxtrot Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2018 Balance Sheet

2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Charlie Foxtrot Brewing Business Planas of 9SEP2020.pdf
Investment Round Status

$60,000

TARGET

$150,000

MAXIMUM

This investment round closes on February 3, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Charlie Foxtrot Brewing
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $60,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1.2%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Charlie Foxtrot Brewing's fundraising. However, Charlie Foxtrot Brewing may require additional funds from alternate sources at a later date.

Risk Factors
Real Estate Risk

Charlie Foxtrot Brewing is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Charlie Foxtrot Brewing is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Charlie Foxtrot Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Charlie Foxtrot Brewing is a newly established entity and has no history for prospective investors to consider.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Charlie Foxtrot Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Charlie Foxtrot Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Lack of Ongoing Information

Charlie Foxtrot Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Charlie Foxtrot Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Charlie Foxtrot Brewing will carry some insurance, Charlie Foxtrot Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Charlie Foxtrot Brewing could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Charlie Foxtrot Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Charlie Foxtrot Brewing or management), which is responsible for monitoring Charlie Foxtrot Brewing's compliance with the law. Charlie Foxtrot Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Charlie Foxtrot Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Charlie Foxtrot Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Charlie Foxtrot Brewing, and the revenue of Charlie Foxtrot Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Charlie Foxtrot Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Charlie Foxtrot Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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